

July 10, 2013

<u>Via E-mail</u>
Stevens M. Sadler
Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235

> **Re: Allegiancy, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 12, 2013**
> **File No. 024-10354**

Dear Mr. Sadler:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

2.   We note that your proposed offering involves the issuance of a minimum of 250,000 Class A units for $2,500,000 and a maximum of 500,000 Class A units for $5,000,000 as well as dealer-manager warrants for additional consideration. Please note that General Instruction I to Form 1-A strictly limits the aggregate offering amount of securities which may be sold in any twelve month period to $5,000,000. Please tell us how you comply with the maximum aggregate offering amount requirements of Regulation A.

3.   We note that you have the right to convert the Class A Members Units to Class B Member Units at the end of 5 years. Please provide a detailed explanation as to why the conversion to the Class B Member Units should not be integrated into this offering.

4.   We note that throughout your offering circular you refer to multiple closing dates for the offering. For example only, on the cover page of your offering circular, you reference "each closing date of this offering" and the "initial closing of the offering." Please revise your disclosure throughout your offering circular to define and discuss each of the closings of the offering.

5.   Please ensure that your cross-references throughout the offering statement are clear and consistent. For example only, we note on page 34 you have a cross reference to the "Description of Offered Securities" section within the "Description of Offered Securities" section and on page 40 you have a cross reference to the "Redemption of Offered Units" section within the "Redemption of Offered Units" section.

6.   We note that throughout your offering circular you refer to REVA Management Advisors, LLC ("RMA") as your predecessor entity. However, we note that your acquisition of the membership interests of RMA will not occur until you have sold the minimum number of your Class A units in the offering and is subject to the approval of your independent manager. Please revise your disclosure throughout your offering circular, as appropriate, to reflect that RMA is not currently your predecessor entity.

7.   We were unable to locate the disclosures required by Item 7 of Offering Circular Model B of Form 1-A. Please revise your disclosure as appropriate or advise.

8.   Please provide disclosure regarding the material federal tax consequences and provide a tax opinion or tell us why you do not believe this is required. Please refer to Compliance and Disclosure Interpretation 128.07 for Securities Act Forms.

9.   The guidelines provided by Securities Act Release No. 33-6900 on limited partnership reorganizations and offerings of limited partnership interests and Industry Guide 5 are relevant to offerings of limited liability company membership interests. Please review and revise your filing as applicable to comply with the release and guide. For example, see part II.A.3.a of the release for examples of risks that you should consider highlighting on the offering circular cover page. Please also refer to Compliance and Disclosure Interpretation 128.05 for Securities Act Forms.

Part I - Notification

Item 1. Significant Parties, page ii

10.   With regard to your disclosure pursuant to Item 1(e), please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Continuum Capital, LLC.

Item 5. Unregistered Securities Issued or Sold Within One Year, page xi

11.   Please specify the name of the issuer that issued the unregistered securities as required by Item 5(a)(1) of Part I of Form 1-A.

Item 6. Other Present or Proposed Offerings, page xi

12.   We note that you are relying on Section 4(2) of the Securities Act for the issuance of Class B Units to Continuum and Chesapeake. Please clarify the exemption being relied upon by Continuum and Chesapeake for the issuance of RMA's shares to you.

Part II – Offering Circular

Cover Page of Offering Circular

13.   Please revise the cover page of your offering circular to include the information required by Item 1 of Offering Circular Model B of Form 1-A. For example only, please include the issuer's phone number and the approximate date of commencement of the proposed sale to the public.

14.   We note your table on the cover page of your offering circular disclosing the price to the public, the underwriting discounts, commissions and expense reimbursements and the proceeds to the company. We also note that your proposed offering is a minimum/maximum offering. Please revise your disclosure to combine the tabular presentation for minimum/maximum offerings required by Item 2(a) of Offering Circular Model B in Form 1-A with the table you have included. Please also revise your footnote to the table to include a cross-reference to a more complete description of the dealer-warrants in the offering circular. Please refer to Instruction 2 to Item 2(a) of Offering Circular Model B of Form 1-A. In addition, please include the amount of offering expenses to be borne by the issuer, including underwriting expenses to be borne by the issuer, as a footnote to the table. Please refer to Item 2(c) of Offering Circular Model B of Form 1-A.

15.   We note your disclosure on the cover page of your offering circular and elsewhere that your "dealer-manager will also have the right, but not the obligation, to purchase warrants from [y]our company evidencing the right of [y]our dealer-manager to purchase a number of Class B Units in [y]our company equal to ten percent (10%) of the number of Offered Units issued on each closing date of this offering for $0.001 per Class B Unit underlying the warrants." Please revise your disclosure to clearly identify the price at which the dealer-manager can acquire the warrants, the number of warrants the dealer manager can acquire and the number of Class B units underlying each of the warrants.

How to Subscribe, page 3

16.   In the first bullet point, we note that the disclosure infers that an investor has reviewed the offering circular prior to investing. Please revise to clarify that an investor should review the offering circular. Please note that a unit holder should not be required to acknowledge he/she has "read," "reviewed" or "understands" all of the terms of the offering.

Summary of the Offering Circular, page 5

General, page 5

17.   We note your statement that you will acquire all of the membership interests of RMA concurrent with the initial closing of the offering. However, we also note your disclosure on page 32 and elsewhere that the closing of the acquisition of RMA is subject to certain conditions. Please revise your disclosure, as appropriate, to reflect the fact that your acquisition of RMA is subject to certain conditions and to discuss such conditions.

18.   We note your discussion of your contributors' ownership percentages of Class B units and of the total outstanding membership interests of your company if the minimum offering amount is sold. We also note your disclosure on page xi that you issued 10 Class B units to Continuum Capital, LLC in connection with your formation. Please revise your disclosure to reflect these outstanding Class B units or advise. In addition, based on the information you have disclosed, we were unable to calculate that your contributors will each own 44.64% of the total outstanding membership interests of the company if the minimum offering amount is sold. Please revise your disclosure as appropriate or advise. Please make similar revisions to your disclosure on page 30 as appropriate.

Securities Offered, page 6

19.   We note your disclosure that the Class A Units will be entitled to "receive a cumulative preferred return of six percent per annum … which cumulative preferred return shall accrue annually until paid." Please explain how you will fund the preferred return.

20.   We note your disclosure that if you elect to convert the Offered Units into Class B units, the holder of Class A units will receive that number of Class B units equaling $20.00 for each Class A unit converted. Please revise your disclosure to indicate how the $20.00 amount was determined. We also note your disclosure that the value of Class B units will be established using the most recent closing price for Class B units. Please revise your disclosure to discuss how the most recent closing price of Class B units will be determined.

21.   We note that you have the right, after five years, to convert the Class A Units to Class B Units. Please expand your disclosure to highlight the differences between the Class A Units and Class B Units.

22.   Please disclose how you will notify investors of the "redemption dates."

Plan of Distribution, page 8

23.   We note your disclosure on page 8 and elsewhere that your dealer-manager will receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds and an accountable expense allowance of 1% in connection with its services as an underwriter. Please revise your disclosure to explain the difference between your accountable and non-accountable expense allowance or reimbursement. We also note your statement that your "dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions." Please revise your disclosure to explain how this selling commission is distinct from the 7% selling commission disclosed elsewhere.

Risk Factors, page 11

24.   Please revise the introductory paragraph to remove the reference to additional risks and to "factors set forth Elsewhere in this Offering Circular." Please clarify that you have included all material risks in this section.

25.   Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you or remove the risk factors. Please refer to Item 3(a) of Offering Circular Model B of Form 1-A.

26.   Please revise to add risk factors, as applicable, to address the risks related to the following:

•   your acquisition of all of the membership interests of RMA is subject to certain conditions and may not close;

- your management has the ability to exert significant control over you by virtue their positions as managers as well as their ownership of significant amounts of membership interests; and

- upon conversion of the Class A Units to Class B Units, investors will lose their right to the preferred return and will lose the ability to dismiss management by a supermajority of the Class A Units.

You will have only limited "major decision" rights regarding our . . . , page 15

27.   We note your disclosure that your members will have only limited rights. Please revise your disclosure to identify or to include a cross-reference to a discussion regarding the "certain rights of [y]our members to consent" as well as the "major decisions" for which their consent is required.

Investors may experience dilution in the future upon the exercise . . . , page 18

28.   We note that the discussion in this risk factor references the term "you." Please clarify the meaning of the term "you" in this risk factor.

Plan of Distribution, page 19

Marketing of Offered Units and Compensation of our Dealer-Manager . . . , page 19

29.   We note you disclose that the Offered Units will be offered by broker-dealers. Please also clearly identify the principal underwriter in the offering. Please refer to Item 4(a) of Offering Circular Model B of Form 1-A.

Estimated Use of Proceeds, page 22

30.   We note footnote 4 to the table identifies that one of the uses of your offering proceeds will be "to make acquisitions of other asset managers." Please clarify whether you have identified any specific asset managers, other than RMA as discussed in footnote 3, that you plan acquire with the offering proceeds.

Description of Our Business, page 23

31.   Please provide an organization structure chart.

RMA's Operations, page 23

32.   We note your disclosure that RMA's portfolio consists of thirty buildings governed by eleven contracts. In Appendix C, we note that you have only identified 23 properties based on types/locations. Please advise or revise as appropriate. Please also ensure that you include disclosure in Appendix C regarding the new building added to RMA's portfolio.

33.   We note your risk factor entitled "Certain of our affiliates possess ownership interests in properties which are currently managed by RMA . . ." on page 16. Please revise your discussion of RMA's business on page 23 to identify and discuss the portion of the RMA portfolio that involves the management of properties owned by affiliated entities. Please also identify the properties that are owned by affiliated entities in Appendix C to the offering circular.

34.   In Appendix C, please identify the properties that are contracted out to third party managers, and disclose the property management fees paid in connection with each property.

Management, page 26

35.   We note your disclosure identifies two individuals, David L. Moore and Christopher K. Sadler, who will be appointed to the board of managers and/or officer positions on or before the initial closing of the offering. Please confirm to us that these individuals have consented to act in the identified roles or revise your disclosure as appropriate. Please refer to Instruction 1 to Item 8(a) of Offering Circular Model B of Form 1-A.

36.   Please revise your disclosure to identify the term that each of the individuals identified will serve on your board of managers and/or as officers and to briefly describe any arrangement or understanding between such individual and any other person pursuant to which such individual was selected or is to be nominated to the identified office or position.

Biographical Information, page 26

37.   Please revise your disclosure of the business experience of each of your managers and executive officers to include the information required by Item 8(c) of Offering Circular Model B of Form 1-A. For example only, please provide the business experience during the past five years for each individual identified, including the individual's principal occupations and employment during that period with the month and year such experiences commenced and ended, the name and principal business of any corporation or organization in which such occupations and employment were carried on and the nature of the responsibilities undertaken by the individual in prior positions.

Remuneration of Executive Officers and Managers of Our Company, page 27

38.   We note your disclosure that Stevens M. Sadler will receive remuneration in his capacities as "Manager and President" and that Christopher K. Sadler will receive remuneration in his capacities as "Manager and Executive Vice President." However, on page 26, you disclose that "Messrs. Sadler will receive compensation for acting in their capacities [as] our executive officers, but will not receive additional compensation as members of our board of managers." Please revise your disclosure to resolve this inconsistency or advise.

Employment Agreements, page 28

39.   Please revise your disclosure to clarify the positions for which each of Mr. Stevens Sadler and Mr. Christopher Sadler will execute the employment agreements discussed (e.g. whether they will execute these agreements for their officer positions and/or their manager positions).

Capitalization, page 30

40.   Please revise your disclosure to provide the information required, in substantially the tabular format indicated, by Item 10 of Offering Circular Model B of Form 1-A regarding the security ownership prior to and after the offering of each of your officers and managers, your officers and managers as a group, and each shareholder who owns more than 10% of any class of your securities. For shares held or to be held by legal entities, such as Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares.

Interest of Management and Others in Certain Transactions and Other . . . , page 32

41.   For each transaction or proposed transaction identified, please disclose the information required by Item 11 of Offering Circular Model B of Form 1-A. For example only, please name the related person and state his relationship to the issuer, the nature of the person's interest in the transaction and, where practicable, the amount of the person's interest in the transaction. Please also provide this disclosure for the RMA management contracts that are with affiliated entities.

Description of Offered Securities, page 34

42.   We note that according to Section 4.3 of your operating agreement included in Appendix A members do not have the right to voluntarily withdraw from the company. Please revise your disclosure to include a discussion of this provision in your offering circular.

43.   We note that each offered unit may be converted into Class B units and contains the right
        to purchase Class B units. In addition, we note that you are offering dealer-manager
        warrants, giving the dealer-manager the right to purchase Class B units. Please include
        the disclosure required by Item 12(c) of Offering Circular Model B of Form 1-A. Please
        also discuss the rights of and restrictions on Class B unitholders. For example only,
        please discuss any applicable restrictions on transferability on and rights of redemption
        and conversion of Class B unitholders.

Additional Information and Documents, page 43

44.   Please revise your disclosure regarding to the "Public Reference Section" to also state
        that the public may obtain information regarding the operation of the Public Reference
        Room by calling the SEC at 1-800-SEC-0330.

Index to Financial Statements, page F-1

45.   We are unable to locate the Unaudited Balance Sheet of REVA Management Advisors,
        LLC as of March 31, 2013; please advise, or revise to include.

46.   We note that Allegiancy, LLC is a limited liability company, and that Continuum Capital,
        LLC is the managing member. Please tell us why you have not included the balance
        sheet of Continuum Capital, LLC. For reference, please see related guidance on limited
        partnerships in Part F/S of Form 1-A.

Pro Forma Financial Statements, page F-8

47.   Please tell us and disclose how you intend to account for the acquisition of REVA
        Management Advisors, LLC. Cite the accounting guidance you are relying upon.

48.   Please revise your pro forma financial statements to comply with the requirements of Part
        F/S, (4) Pro Forma Financial Information, of Form 1-A for the format of your pro forma
        information. In your revised columnar presentation, please clearly indicate the periods
        presented and provide footnotes to the columns to explain the information presented (e.g.,
        what the adjustments are for and how they were calculated). Additionally, please note
        that the pro forma statements of income should reflect the pro forma transactions as if the
        occurred at the beginning of the fiscal year presented.

Appendix B – Purchaser Questionnaire and Subscription Agreement

49.   The subscription agreement must be revised to include a statement in a prominent place
        informing the subscribers that by making any representations they have not waived any
        right of action they may have under the applicable federal securities laws. In addition, it
        should be noted that the federal securities laws specifically provide that any such waiver
        would be unenforceable. The subscription agreement should note whether the company

intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to include these items. We may have further comment.

Appendix C – Table of RMA's Portfolio Under Management

50.   Please revise the information disclosed in the "Term of Property Management Agreement" column to include the date the agreement commenced and/or the date the agreement expires.

Part III – Exhibits

Exhibit Index

51.   Please ensure that your exhibit index includes all exhibits required by Item 2 of Part III of Form 1-A. For example only, please include the agreement between Moloney Securities Co., Inc. and the participating broker-dealers, the form of dealer-manager warrant, the consent of your legal counsel and the transfer agent agreement. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Signatures

52.   Please revise your signature page to indicate the date on which the offering statement was signed. Please also revise your signatures to include both the signature of the issuer as well as the signatures of your chief executive officer, chief financial officer and a majority of the members of the board of managers. Please refer to the sample signatures and Instruction 1 to the Signatures section of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie Gorman

Stacie Gorman
Attorney-Advisor

cc: T. Rhys James (Via E-mail)